UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Globus Maritime Limited
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

Y27265 407
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y27265 407

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

United Capital Investments Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
144,210

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
144,210

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
144,210

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*

Percentage calculations consider 3,206,507 common shares to be outstanding following the Issuer’s 1-for-10 reverse stock split which took effect as of the opening of trading on October 15, 2018, as stated in the Issuer’s announcement dated October 8, 2018 included as Exhibit 99.1 to the Issuer’s Form 6-K furnished on October 9, 2018.

CUSIP No.	Y27265 407

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Victor Restis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
144,210

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
144,210

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
144,210

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*
Percentage calculations consider 3,206,507 common shares to be outstanding following the Issuer’s 1-for-10 reverse stock split which took effect as of the opening of trading on October 15, 2018, as stated in the Issuer’s announcement dated October 8, 2018 included as Exhibit 99.1 to the Issuer’s Form 6-K furnished on October 9, 2018.

Item 1.	(a)	Name of Issuer:

Globus Maritime Limited (the “Issuer”)

	(b)	Address of Issuer’s principal executive offices:

128 Vouliagmenis Ave. 2nd Floor 166 74 Glyfada Athens, Greece

Item 2.	(a)	Name of person filing:

United Capital Investments Corp. (“United Capital”) Victor Restis

	(b)	Address or principal business office or, if none, residence:

The principal business address of each filer is: 11 Poseidonos Avenue 167 77 Elliniko Athens, Greece

	(c)	Citizenship:

United Capital Liberia Victor Restis Greece

	(d)	Title of class of securities:

Common stock, par value $0.004 per share (“Common Stock”)

	(e)	CUSIP No.:

Y27265 407

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

United Capital is the record holder of 144,210 shares of Common Stock, representing 4.5% of the Issuer’s issued and outstanding Common Stock. Victor Restis is the beneficial owner of a majority of the issued and outstanding shares of United Capital and may be deemed to have beneficial ownership of the shares of Common Stock held by United Capital.

		United Capital	144,210
		Victor Restis	144,210

(b)	Percent of class:

		United Capital	4.5%
		Victor Restis	4.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: United Capital Victor Restis		0 0

	(ii)	Shared power to vote or to direct the vote: United Capital Victor Restis		144,210 144,210

	(iii)	Sole power to dispose or to direct the disposition of: United Capital Victor Restis		0 0

	(iv)	Shared power to dispose or to direct the disposition of: United Capital Victor Restis		144,210 144,210

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
(Date)

United Capital Investments Corp.

By:	/s/ Victor Restis
Name:	Victor Restis
Title:	Director & President

Victor Restis

/s/ Victor Restis

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
robinsom\Desktop\United Capital Investments Corp. - Schedule 13G Amendment No. 1 (Globus Maritime).doc